UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 25, 2014

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒  Form 20-F  ☐    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BHP Billiton Limited and BHP Billiton Plc

Date: September 25, 2014	By:	/s/ Nicole Duncan
Name: Nicole Duncan
Title: Company Secretary

bhpbilliton
resourcing the future
BHP Billiton Limited
Shareholder Pack 2014
Information online
General information on BHP Billiton and the 2014 Annual Report, Summary Review, Sustainability Report and Notice of Meeting can be found online at www.bhpbilliton.com
You can also vote online via www.bhpbilliton.com or at www.investorvote.com.au or use BHP Billiton’s mobile voting service for smartphones, see enclosed instructions for more details.
184091_FAR_RunOns/000001/000001/i
184091_01LR8S

All correspondence to:
BHP Billiton Share Registrar
Computershare Investor Services Pty Limited
GPO Box 782
Melbourne Victoria 3001
Australia
Questions from Shareholders
The Annual General Meeting (AGM) of BHP Billiton Limited will be held at the Adelaide Entertainment Centre, Corner Port Road and Adam Street, Hindmarsh, South Australia, Australia on Thursday, 20 November 2014 at 10:00am (Adelaide time). Shareholders who are unable to attend the meeting or who may prefer to register questions in advance, are invited to do so. This form is provided as a convenient way to submit any questions you may have.
Please return your completed question form to our Share Registrar, Computershare Investor Services Pty Limited, GPO Box 782, Melbourne VIC 3001, or by facsimile to 1800 783 447 (outside Australia +61 3 9473 2555) by Thursday, 13 November 2014. The envelope provided for the return of your proxy form may also be used for this purpose.
You may also submit written questions to the auditor if the questions are relevant to the content of the auditor’s report or the conduct of the audit of the financial report to be considered at the AGM.
We will endeavour to address the more frequently raised questions during the course of the AGM. The most frequently asked questions, together with answers, will be made available at www.bhpbilliton.com.
Question(s):
Please mark X if it is a question directed to the auditor
1
2
3
4
5
Thank you for your time.
BHP Billiton Limited
A member of the BHP Billiton Group
which is headquartered in Australia
B H P B
Registered in Australia ABN 49 004 028 077
184091_01LR8S

BHP Billiton Limited
Registered in Australia
ABN 49 004 028 077
Proxy Form
All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 782 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 656 780
(outside Australia) +61 3 9415 4020
Facsimile (within Australia) 1800 783 447
Facsimile (outside Australia) +61 3 9473 2555
LODGEMENT OF YOUR PROXY FORM
This proxy form must be received by 10:30am Melbourne time (10:00am Adelaide time) on Tuesday, 18 November 2014
Any proxy form (and any Power of Attorney under which it is signed) received after that time will not be valid for the scheduled meeting.
How to complete this proxy form
If you are unable to attend the Annual General Meeting to be held in Adelaide on Thursday, 20 November 2014 at 10:00am (Adelaide time), you are encouraged to appoint a person or body corporate who will attend as your proxy and exercise your right to vote your shares. Note that if you appoint a body corporate as your proxy, the body corporate should appoint a person as its representative at the Annual General Meeting in accordance with section 250D of the Corporations Act.
Appointment of a second proxy
A shareholder is entitled to appoint up to two proxies (whether shareholders or not) to attend the meeting and vote. A separate proxy form should be used for each proxy appointment. An additional proxy form will be supplied on request.
Directing your proxy how to vote
If you wish to direct your proxy how to vote (or to abstain from voting) on any resolution, place a mark (“X”) in the “For”, “Against” or “Abstain” box for each resolution. If you mark more than one box on a resolution, your vote on that resolution will be invalid. If you mark the “Abstain” box for a particular resolution, you are directing your proxy not to vote on your behalf on a poll and your votes will not be counted in computing the required majority.
IMPORTANT NOTE:
In this proxy form, BHP Billiton Limited and BHP Billiton Plc together are referred to as BHP Billiton.
The key management personnel (‘KMP’) of BHP Billiton (which includes each of the Directors) and their closely related parties will not be able to vote as your proxy on Items 7, 8, 9, 10 and 11 unless you tell them how to vote or, if the Chairman of the Meeting is your proxy, you expressly authorise him to vote even though Items 7, 8, 9, 10 and 11 are connected with the remuneration of the KMP. If you intend to appoint a member of the KMP as your proxy, you can direct them to vote for or against or to abstain from voting on Items 7, 8, 9, 10 and 11 by marking the appropriate boxes on the proxy form.
Signing Instructions
You must sign this proxy form as follows in the spaces provided:
Individual: Where the holding is in one name, the proxy form must be signed by the shareholder or the shareholder’s attorney.
Joint holding: Where the holding is in more than one name, all of the shareholders should sign.
Power of Attorney: To sign under Power of Attorney, you must have already lodged the Power of Attorney with the Share Registrar for notation. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this proxy form when you return it.
Companies: Where the company has a Sole Director who is also the Sole Company Secretary, this proxy form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can sign alone. Otherwise this proxy form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.
If a representative of a company shareholder or a company proxy is to attend the meeting the appropriate “Appointment of Corporate Representative Form” should be produced prior to admission. This form may be obtained from the Share Registrar.
Internet and Mobile voting
Go to www.bhpbilliton.com or www.investorvote.com.au then follow the instructions. You can also go directly to investorvote.com.au by scanning QR Code below with your smartphone. To access these services you will require the Control Number, your Securityholder Reference Number (SRN) or Holder Identification Number (HIN), and postcode, each of which is printed at either the top or bottom of this form.
Any questions?
Telephone: (within Australia) 1300 656 780; (outside Australia) +61 3 9415 4020 if you have any questions on how to complete this proxy form or you would like an additional proxy form.
Documents may be lodged:
VIA THE INTERNET
www.bhpbilliton.com or www.investorvote.com.au (refer internet and mobile voting instructions above)
BY SMARTPHONE
Scan QR Code
BY MAIL OR FAX
Share Registrar
Computershare Investor Services
Pty Limited
GPO Box 782
Melbourne Victoria 3001 Australia
Within Australia 1800 783 447
Outside Australia +61 3 9473 2555
IN PERSON
Share Registrar
Computershare Investor Services
Pty Limited, Yarra Falls,
452 Johnston Street, Abbotsford
Melbourne Victoria 3067 Australia
B H P B
184091_01LR8S

bhpbilliton
resourcing the future

Appointment of Proxy

I/We being a member/s of BHP Billiton Limited and entitled to attend and vote hereby appoint

☐ the Chairman of the Meeting (mark box with an 'X') **OR** ☐ Write here the name of the person (or body corporate) you are appointing if this person is **someone other than** the Chairman of the Meeting.

or failing attendance at the Meeting of the person or body corporate named above, or if no person is named, the Chairman of the Meeting, to act generally at the Meeting on my/our behalf and to vote in accordance with the directions on this proxy form or, if no directions have been given and to the extent permitted by law, as he or she sees fit, at the Annual General Meeting of BHP Billiton Limited to be held at the Adelaide Entertainment Centre, Corner Port Road and Adam Street, Hindmarsh, South Australia, Australia on Thursday, 20 November 2014 at 10:00am (Adelaide time) and at any adjournment or postponement thereof.

IMPORTANT NOTE:
The Chairman of the Meeting intends to vote undirected proxies against Item 25 and in favour of each other item of business. If the Chairman of the Meeting is your proxy (or becomes your proxy by default), by signing and returning this form you expressly authorise the Chairman to exercise your proxy on Items 7, 8, 9, 10 and 11 even though the Items are connected with the remuneration of a member of key management personnel. If you appoint the Chairman of the Meeting as your proxy you can direct the Chairman to vote for or against or abstain from voting on Items 7, 8, 9, 10 and 11 by marking the appropriate box below.

Please Note: to fully inform shareholders in exercising their right to vote, please be aware that if the Chairman of the Meeting is appointed as your proxy (or becomes your proxy by default), the Chairman of the Meeting intends to vote available proxies in the manner set out beside each resolution. This reflects the Board's recommendation.

Voting directions to your proxy

Please mark ☒ (within the box) to indicate your directions

			For	Against	Abstain
For	1	To receive the 2014 Financial Statements and Reports for BHP Billiton	☐	☐	☐
For	2	To reappoint KPMG LLP as the auditor of BHP Billiton Plc	☐	☐	☐
For	3	To authorise the Risk and Audit Committee to agree the remuneration of the auditor of BHP Billiton Plc	☐	☐	☐
For	4	To renew the general authority to issue shares in BHP Billiton Plc	☐	☐	☐
For	5	To approve the authority to issue shares in BHP Billiton Plc for cash	☐	☐	☐
For	6	To approve the repurchase of shares in BHP Billiton Plc	☐	☐	☐
For	7	To approve the Directors' remuneration policy	☐	☐	☐
For	8	To approve the 2014 Remuneration Report other than the part containing the Directors' remuneration policy	☐	☐	☐
For	9	To approve the 2014 Remuneration Report	☐	☐	☐
For	10	To approve leaving entitlements	☐	☐	☐
For	11	To approve grants to Andrew Mackenzie	☐	☐	☐
For	12	To elect Malcolm Brinded as a Director of BHP Billiton	☐	☐	☐
For	13	To re-elect Malcolm Broomhead as a Director of BHP Billiton	☐	☐	☐
For	14	To re-elect Sir John Buchanan as a Director of BHP Billiton	☐	☐	☐
For	15	To re-elect Carlos Cordeiro as a Director of BHP Billiton	☐	☐	☐
For	16	To re-elect Pat Davies as a Director of BHP Billiton	☐	☐	☐
For	17	To re-elect Carolyn Hewson as a Director of BHP Billiton	☐	☐	☐
For	18	To re-elect Andrew Mackenzie as a Director of BHP Billiton	☐	☐	☐
For	19	To re-elect Lindsay Maxsted as a Director of BHP Billiton	☐	☐	☐
For	20	To re-elect Wayne Murdy as a Director of BHP Billiton	☐	☐	☐
For	21	To re-elect Keith Rumble as a Director of BHP Billiton	☐	☐	☐
For	22	To re-elect John Schubert as a Director of BHP Billiton	☐	☐	☐
For	23	To re-elect Shriti Vadera as a Director of BHP Billiton	☐	☐	☐
For	24	To re-elect Jac Nasser as a Director of BHP Billiton	☐	☐	☐
Against	25	To elect Ian Dunlop as a Director of BHP Billiton	☐	☐	☐

PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Individual/Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name ______ Contact Daytime Telephone ______ Date ___ / ___ / ___

B H P B   1 8 4 0 9 1 A

In addition to signing the proxy form in the above box(es) please provide the information above in case we need to contact you.